Exhibit 16.1

May 26, 2015
Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:
We were previously principal accountants for iPass, Inc. and subsidiaries (the Company) and, under the date of March 13, 2015, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2014 and 2013, and the effectiveness of internal control over financial reporting as of December 31, 2014. On May 20, 2015, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated May 26, 2015, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statements that (1) the change was approved by the audit committee of the board of directors, and (2) Grant Thornton was not consulted regarding any matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.
Very truly yours,
/s/ KPMG LLP